UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

GRAPHON CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $.0001 per share

(Title of Class of Securities)

388 707 101

(CUSIP Number)

Orin Hirschman, 6006 Berkeley Ave., Baltimore, MD  21209, (410) 415-6464

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 2, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 388 707 101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AIGH Investment Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,555,200

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,555,200

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,555,200 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.6%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Orin Hirschman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,565,217

	8.	Shared Voting Power 4,555,200

	9.	Sole Dispositive Power 4,565,217

	10.	Shared Dispositive Power 4,555,200

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,120,417 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.6%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to the shares of Common Stock,  $.0001 par value per share (the “Shares”), of GraphOn Corporation, a Delaware corporation (the “Company”), including certain Shares currently held, certain Shares currently issuable upon exercise of warrants, certain Shares issuable upon the automatic conversion of Series A Participating Convertible Preferred Stock of the Company (subject to approval of an amendment to the Restated Certificate of Incorporation of the Company (the “Amendment”) by the Company’s shareholders), and certain Shares issuable upon exercise of warrants that will be exercisable to purchase Common Stock upon the approval of the Amendment. The reporting persons have assumed, for purposes of Rule 13d-3(d)(1), that the Amendment will be adopted within sixty days of the filing of this Schedule 13D.  The principal executive offices of the Company are located at 3130 Winkle Avenue, Santa Cruz, California 95065.

Item 2.	Identity and Background
AIGH Investment Partners, LLC:

This Statement is filed by AIGH Investment Partners, LLC, a Delaware limited liability company (“AIGH”) by virtue of its direct beneficial ownership of Shares. The principal business of AIGH is making investments.   The address of AIGH’s principal office is 6006 Berkeley Ave., Baltimore, MD 21209. AIGH has not been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).  During the past five years, AIGH has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

Orin Hirschman:
(a) This Statement is filed by Orin Hirschman by virtue of his direct and indirect beneficial ownership of Shares.
(b) The business address of Orin Hirschman is 6006 Berkeley Ave., Baltimore, MD 21209.

(c) Orin Hirschman’s principal occupation is making investments.  Such occupation is conducted in part for AIGH, the principal business of which is making investments.  The address of AIGH’s principal office is 6006 Berkeley Ave., Baltimore, MD 21209.

(d) Orin Hirschman has not been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

(e) During the past five years, Orin Hirschman has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f) Orin Hirschman is a citizen of the United States.
Item 3.	Source and Amount of Funds or Other Consideration
AIGH:
Working Capital
Orin Hirschman:
Personal Funds

Item 4.	Purpose of Transaction

Each of AIGH and Hirschman acquired the securities that are the subject of this Schedule 13D (the “Securities”) for investment only. Depending upon their evaluations of the Company's investments and prospects, and upon future developments (including, but not limited to,  the market for the Securities, the effective yield on the Securities, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), AIGH and Hirschman may from time to time purchase additional securities of the Company, dispose of all or a portion of the securities that they hold, or cease buying or selling securities of the Company. Any such additional purchases or sales of the Securities may be in open market or privately-negotiated transactions or otherwise.

Item 5.	Interest in Securities of the Issuer
AIGH:

(a) AIGH beneficially owns an aggregate of 4,555,200 Shares, representing 9.6% of the Shares of the Company (based on information as to the number of outstanding Shares provided by the Company).  The amount of Shares beneficially owned includes (i) 3,036,800 shares of Common Stock issuable upon the automatic conversion of Series A Participating Convertible Preferred Stock (subject to approval of the Amendment by the Company’s shareholders) and (ii) 1,518,400 shares of Common Stock issuable upon exercise of warrants that will be exercisable to purchase Common Stock upon the approval of the Amendment.  If the Amendment is not timely approved, the 3,036,800 Shares and 1,518,400 Shares referred to in (i) and (ii) will not be deemed beneficially owned.  AIGH has assumed, for purposes of Rule 13d-3(d)(1), that the Amendment will be adopted within sixty days of the filing of this Schedule 13D.

(b) AIGH has sole power to vote or to direct the vote, and sole power to dispose or direct the disposition, of no Shares. AIGH has shared power to vote or to direct the vote, and shared power to dispose or direct the disposition, of the 4,555,200 Shares of which it may be deemed the beneficial owner.  Such shared power is shared with Orin Hirschman, as managing member of AIGH.  The information required by Item 2 with respect to Orin Hirschman is provided in Item 2 above.

(c) AIGH acquired beneficial ownership of 4,555,200 Shares in a private placement conducted by the Company on February 2, 2005, at a price of $27 per unit (each unit consisting of one share of Series A Participating Convertible Preferred Stock and one warrant exercisable for the purchase of one-half share of Series B Participating Convertible Preferred Stock).

(d) Orin Hirschman, as managing member of AIGH, has the power to direct the receipt of proceeds from the sale of the Shares beneficially owned by AIGH.
(e) Not Applicable
Orin Hirschman:

(a) Orin Hirschman beneficially owns an aggregate of 9,120,417 Shares, representing 18.6% of the Shares of the Company (based on information as to the number of outstanding Shares provided by the Company).  The amount of Shares beneficially owned includes (i) 3,043,478 shares of Common Stock currently held, (ii) 1,521,739 shares of Common Stock currently issuable upon exercise of warrants, (iii) 3,036,800 shares of Common Stock issuable upon the automatic conversion of Series A Participating Convertible Preferred Stock (subject to approval of the Amendment by the Company’s shareholders), and (iv) 1,518,400 shares of Common Stock issuable upon exercise of warrants that will be exercisable to purchase Common Stock upon the approval of the Amendment.  If the Amendment is not timely approved, the 3,036,800 Shares and 1,518,400 Shares referred to in (iii) and (iv) will not be deemed beneficially owned.  Orin Hirschman has assumed, for purposes of Rule 13d-3(d)(1), that the Amendment will be adopted within sixty days of the filing of this Schedule 13D.

(b) Orin Hirschman has sole power to vote or to direct the vote, and sole power to dispose or direct the disposition, of an aggregate of 4,565,217 Shares of which he may be deemed the beneficial owner. Orin Hirschman has shared power to vote or to direct the vote, and shared power to dispose or direct the disposition, of an aggregate of 4,555,200 Shares of which he may be deemed the beneficial owner; such shared power is shared with AIGH.  The information required by Item 2 with respect to AIGH is provided in Item 2 above.

(c) On February 2, 2005, Orin Hirschman acquired beneficial ownership of 4,555,200 of the Shares that he beneficially owns in a private placement conducted by the Company, at a price of $27 per unit (each unit consisting of one share of Series A Participating Convertible Preferred Stock of the Company and one warrant exercisable for the purchase of one-half share of Series B Participating Convertible Preferred Stock of the Company).

(d) Not Applicable
(e) Not Applicable
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not Applicable
Item 7.	Material to Be Filed as Exhibits
Joint Filing Agreement, dated as of February 2, 2005, by and between AIGH and Orin Hirschman.

6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 2, 2005.

AIGH Investment Partners, LLC

By:	/s/ AIGH INVESTMENT PARTNERS, LLC
Name: Orin Hirschman
Title: Managing Member

/s/ ORIN HIRSCHMAN
Orin Hirschman

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock, $.0001 par value, of GraphOn Corporation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of February 2, 2005.

AIGH Investment Partners, LLC

By:	/s/ AIGH INVESTMENT PARTNERS, LLC
Name: Orin Hirschman
Title: Managing Member

/s/ ORIN HIRSCHMAN
Orin Hirschman